UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 10, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cliffs Natural Resources Inc.

File No. 333-212054 - CF#33961

Cliffs Natural Resources Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on June 16, 2016, as amended on August 4, 2016.

Based on representations by Cliffs Natural Resources Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.72 through   June 15, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary